NOMINATION AND STANDSTILL AGREEMENT

This Nomination and Standstill Agreement dated February 22, 2019 (this "Agreement"), is by and among Diebold Nixdorf, Incorporated (the "Company"), the individuals and entities listed on Schedule I, attached hereto (collectively, with their respective Affiliates, "GAMCO") (each of the Company and GAMCO, a "Party" to this Agreement, and collectively, the "Parties").

WHEREAS, the Company and GAMCO have engaged in certain discussions concerning the Company; and

WHEREAS, the Company and GAMCO desire to enter into an agreement regarding the nomination of certain directors to the Board of Directors of the Company (the "Board") and certain other matters, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.   Board Nomination and Other Company Matters.

(a)   GAMCO hereby irrevocably withdraws its nominees submitted to the Company on November 13, 2018 and any and all related materials and notices submitted to the Company in connection therewith.

(b)   The Company agrees (subject to compliance by GAMCO and each GAMCO Nominee (as defined below) with Section 1(c) of this Agreement) that:

(1)   prior to the mailing of the Company's definitive proxy statement for the 2019 Annual Meeting of Shareholders of the Company (the "2019 Annual Meeting"), the Board shall take all necessary action to nominate Arthur Anton and Matthew Goldfarb (together, the "GAMCO Nominees") (the date of such mailing, the "Board Nomination Date"), in each case with a term expiring at the Company's following annual meeting or until his successor is elected and qualified; and

(2)   during the Standstill Period (as defined below), the Company shall use its reasonable best efforts to cause each GAMCO Nominee to be elected (including recommending that the shareholders of the Company vote in favor of the election of the GAMCO Nominees, including the GAMCO Nominees in the Company's proxy statement and proxy card for such annual meeting and otherwise supporting the GAMCO Nominees for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

(c)   GAMCO acknowledges that all members of the Board, including the GAMCO Nominees, are required, and have acknowledged their intent, to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company's code of business conduct and ethics, securities trading policies, director confidentiality policies, and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions of matters considered in meetings of the Board or any committee of the Board. GAMCO further acknowledges that as a condition to appointment to the Board and nomination for election as a director of the Company (including such nomination contemplated by this Agreement), the GAMCO Nominees must provide to the Company the information required to be or customarily disclosed for directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law or New York Stock Exchange ("NYSE") rules or listing standards, information in connection with assembling eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations (including all such obligations contained in the Amended and Restated Code of Regulations of the Company), and such other information as reasonably requested by the Company from time to time. GAMCO shall provide the Company with such information concerning GAMCO as is required to be disclosed under applicable law or NYSE regulations.

2.   Resignation, Removal, and Replacement of Directors. If, after election to the Board, any GAMCO Nominee is thereafter unable to serve as a director of the Company (other than as a result of the resignation or removal from the Board), then GAMCO shall be entitled to select a new designee to serve as a director, which designee (1) must qualify as an independent director of the Company pursuant to applicable requirements of the NYSE and the Securities and Exchange Commission ("SEC") and (2) shall be chosen by GAMCO subject to a determination by the Board that such designee is eligible to serve as a director under applicable law, such determination to be made promptly, reasonably, and in good faith on a basis reasonably consistent with the Company's evaluation of all other directors, and the Board shall promptly appoint such designee to the Board (and to the committees of the Board on which the GAMCO Nominee being replaced served, provided that such designee meets the applicable independence standards and applicable legal requirements for eligibility to serve on such committee, as contemplated in this Agreement) to serve until the next annual meeting of shareholders of the Company after such appointment. Any such designee shall be deemed a GAMCO Nominee for all purposes under this Agreement and GAMCO agrees to cause any designee appointed pursuant to this Section 2 to comply with all obligations of GAMCO and GAMCO Nominees under this Agreement.

3.   Standstill. GAMCO agrees that, from the date of this Agreement until the completion of the 2020 Annual Meeting of Shareholders of the Company (the "Standstill Period"), neither it nor any of its Affiliates or Associates shall, and it shall cause each of its Affiliates and Associates not to, directly or indirectly, in any manner:

(a)   make, engage in or in any way participate in any solicitation of proxies or consents or become a "participant" in a "solicitation" as such terms are defined in Regulation 14A under the Exchange Act of proxies or consents (including any solicitation of consents that seeks to call a special meeting of shareholders or take action by written consent in lieu of a meeting, regardless of whether or not permitted to do so under the Company's organizational documents or applicable law), in each case, with respect to securities of the Company;

(b)   seek or encourage any person to submit nominations in furtherance of a "contested solicitation" for the election of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors (including pursuing or encouraging any "withhold" or similar campaign), or otherwise seek to advise, influence or control the governance, policies, business or affairs of the Company;

(c)   seek, alone or in concert with others, representation on the Board, other than as contemplated in this Agreement, including through submitting any director nominations or participating in any "stockholder access" or "proxy access" regime that may become applicable to the Company;

(d)   seek to advise, encourage, support or influence any person with respect to the voting, giving, or withholding of any proxy, consent, or other authority with respect to the securities of the Company (except such advice, encouragement, support or influence that is consistent with the Company's recommendations on such matters) or the acquisition or disposition of any such securities; provided, however, that nothing in this Section 3(d) shall prevent GAMCO from providing a proxy to any GAMCO client who requests authority to vote their proxy themselves;

(e)   (1) make any proposal (binding or non-binding) for consideration by shareholders at any annual or special meeting of shareholders of the Company or participate in any proposal made by any third party, (2) conduct a referendum of shareholders, (3) make a request for any shareholder list materials or any books and records of the Company or any of the Company's Affiliates or Associates whether pursuant to Section 1701.37 of the Ohio Revised Code or otherwise, (4) make any offer, recommendation, plan, purpose or proposal (with or without conditions) with respect to any share repurchase, dividend, self-tender or other change in capitalization, merger, acquisition, recapitalization, restructuring, disposition or other business combination or extraordinary transaction or any change in the management, business or corporate structure in the case of any of the foregoing involving the Company or any of the Company's Affiliates or Associates, or any subsidiary, business or division of the foregoing, or encourage, initiate or support any other third party in any such related activity; provided, however, in the event the Company were to undertake a Dutch auction for Common Stock, nothing in this Agreement would prevent GAMCO from participating;

(f)   (1) seek to have the Company or any of its Affiliates or Associates waive or make amendments or modifications to its respective charter, code of regulations or other applicable governing documents, or other actions that may impede or facilitate the acquisition of control of the Company, or such Company Affiliate or Associate, by any person, (2) seek to cause a class of securities of the Company or any of its Affiliates or Associates to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, or (3) seek to cause a class of equity securities of the Company or any of its Affiliates or Associates to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(g)   form, join or in any way participate in any partnership, limited partnership, syndicate or other group, including any "group" within the meaning of Section 13(d) of the

Exchange Act, with respect to the Common Stock; provided, however, to the extent GAMCO and its Affiliates would be considered a "group" within the meaning of Section 13(d) this Section 3(g) shall not apply;

(h)   institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) based on facts, events, circumstances that are known to GAMCO as of the date hereof, other than to enforce the provisions of this Agreement;

(i)   grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company's proxy card for any annual meeting or special meeting of shareholders) or deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among Affiliates of GAMCO that is otherwise in accordance with this Agreement or for any GAMCO client who requests authority to vote their proxy themselves;

(j)   enter into any discussions, negotiations, arrangements or understandings with any third party with respect to the matters set forth in this Section 3; or

(k)   make any request or submit any proposal to amend or waive the terms of this Agreement (other than such confidential requests or proposals to the Board that would not reasonably be likely to require disclosure under applicable law or NYSE regulations).

4.   Non-Disparagement.

(a)   GAMCO agrees that for the duration of the Standstill Period, neither it nor any of its Affiliates or Associates shall, and it shall cause its Affiliates and Associates under its control not to, engage in any conduct or solicit, make or cause to be made, any statement or opinion or communication of any information (whether oral or written) that is calculated to or reasonably could be expected to have the effect of accusing or implying that the Company, or any of its representatives acting on its behalf, or the Company's affiliates and associates under its control, engaged in any wrongful, unlawful or legally improper conduct prior to the date of this Agreement and known to GAMCO, including: (1) in any document or report filed with or furnished to the SEC or any other governmental agency, (2) in any press release or other publicly available format, or (3) to any journalist or member of the media (including in a television, radio, newspaper or magazine interview), or otherwise; except, in each case, with respect to any claim (A) relating to the performance of obligations under this Agreement or for breach of or to enforce this Agreement, (B) compelled testimony or production, either by legal process, subpoena or otherwise, (C) response to any request for information from any governmental authority having jurisdiction over a party, so long as no action of such party, or any representative acting on its behalf, invited or suggested such request, or (D) that cannot be waived by law.

(b)   The above section shall not pertain to any Gabelli investment analyst who has an any independent obligation to report on the Company and is subject to the Financial Industry Regulatory Authority research reporting rules and obligations set forth by the Certified Financial Analyst Code.

5.   Voting Commitment. During the Standstill Period, GAMCO shall cause all shares of Common Stock beneficially owned, directly or indirectly, by it, or by any of its Affiliates or Associates over which it exercises or has voting authority, to be present for quorum purposes and to be voted as recommended by the Board on any matter to be voted on at any meetings of shareholders or at any adjournments or postponements thereof during the Standstill Period, including with respect to the election of directors.

6.   Public Announcement and SEC Filing. GAMCO and the Company shall announce this Agreement and the material terms hereof by means of a mutually agreed-to joint press release, but no later than 9:00 AM Eastern Time, on February 28, 2019.

7.   Representations and Warranties of the Company. The Company represents and warrants to GAMCO that this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

8.   Representations and Warranties of GAMCO. GAMCO represents and warrants to the Company that this Agreement has been duly authorized, executed and delivered by GAMCO, is a valid and binding obligation of GAMCO, enforceable against GAMCO in accordance with its terms, and that Schedule I, attached hereto, sets forth a true and complete list of all Affiliates and Associates of GAMCO. GAMCO further represents and warrants that, as of the date of this Agreement, GAMCO beneficially owns the number of shares of Common Stock set forth on the Schedule 13D/A GAMCO filed with the SEC on December 18, 2018, subject to ordinary trading activity that would not require an amendment thereto, and, except for such shares, does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of the Common Stock, whether or not any of the foregoing would give rise to beneficial ownership, and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

9.   Compensation. Each of the GAMCO Nominees shall be compensated for their service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company and shall be eligible to be granted equity-based compensation on the same basis as all other non-employee directors of the Company.

10.   Indemnification and Insurance. Each of the GAMCO Nominees shall be entitled to the same rights of indemnification and directors' and officers' liability insurance coverage as the other non-employee directors of the Company as such rights may exist from time to time.

11.   Expenses. All attorneys' fees, costs and expenses incurred in connection with this Agreement and all matters related hereto shall be paid by the Party incurring such fees, costs or expenses.

12.   Termination.

(a)   This Agreement is effective as of the date hereof and shall remain in full force and effect until the date that is earliest of: (1) the expiration of the Standstill Period, (2) the date that is ten days following the date that GAMCO materially breaches its obligations, provided that such breach has not been cured prior to the expiration of the ten-day period, or (3) such other date established by mutual written agreement of the Company and GAMCO.

(b)   The provisions of Section 1(c), Section 11, Section 12 and Section 14 shall survive the termination of this Agreement. No termination pursuant to Section 12(a) shall relieve any Party from liability for any breach of this Agreement prior to such termination.

13.   Definitions.   For purposes of this Agreement:

(a)   the terms "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(b)   the terms "beneficial owner" and "beneficially own" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person shall also be deemed to be the beneficial owner of all Shares which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to the exercise of any rights in connection with any securities or any agreement, arrangement or understanding (whether or not in writing), regardless of when such rights may be exercised and whether they are conditional, and all Shares which such person or any of such person's Affiliates or Associates has or shares the right to vote or dispose;

(c)   the term "including" shall mean including, without limitation; and

(d)   the terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature

14.   Miscellaneous.

(a)   Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (1) given by telecopy and email, when such telecopy is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (2) if given by any other means, when actually received during normal business hours at the address specified in this Section:

if to the Company:	Diebold Nixdorf, Incorporated
	5995 Mayfair Road
	P.O. Box 3077
	North Canton, Ohio 44720
	Attention: Chief Legal Officer
	Facsimile: (330) 490-4450
	Email: jonathan.leiken@dieboldnixdorf.com
with a copy (which shall not	Jones Day
constitute notice) to:	901 Lakeside Avenue
	Cleveland, Ohio 44114
	Attention: James P. Dougherty
	Benjamin L. Stulberg
	Facsimile: (216) 579-0212
	Email: jpdougherty@jonesday.com
	blstulberg@jonesday.com
if to GAMCO:	GAMCO Asset Management Inc.
	One Corporate Center
	Rye, New York 10580
	Attention: David Goldman
	Facsimile: (914) 921-5384
	Email: DGoldman@gabelli.com

(b) Specific Performance; Remedies. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Therefore, the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. FURTHERMORE, EACH OF THE PARTIES (1) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY AND (2) AGREES TO WAIVE ANY BONDING REQUIREMENT UNDER ANY APPLICABLE LAW, IN THE CASE ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF OHIO WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

(c) Jurisdiction. The Parties irrevocably agree that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the courts of the State of Ohio (or, if any such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Ohio) and any appellate court therefrom. Each of the Parties hereby irrevocably submits with

NAI-1506399808v2

regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (1) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (2) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (3) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(d)   Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

(e)   Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

(f)   No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

(g)   No Waiver. No failure or delay by either Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial waiver thereof preclude any other or further exercise thereof or the exercise of any other right or remedy hereunder.

(h)   Entire Understanding. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties.

(i)   Interpretation and Construction. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

[*Signature Pages Follow*]

NAI-1506399808v2

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

COMPANY

Diebold Nixdorf, Incorporated



By:_____
   Name: Jonathan Leiken
   Title: Senior Vice President, Chief
          Legal Officer and Corporate
          Secretary

GAMCO

GGCP, INC.

By: _____

Name: Francis Conroy
Title: Secretary

GAMCO ASSET MANAGEMENT, INC.
GABELLI FUNDS, LLC
TETON ADVISORS, INC

By: _____

Name: David Goldman
Title: General Counsel

GAMCO INVESTORS, INC.

By: _____

Name: David Goldman
Title: Asst Secretary

ASSOCIATED CAPITAL GROUP, INC.
~~GAMCO ASSET MANAGEMENT INC.~~
GABELLI & COMPANY INVESTMENT
ADVISERS, INC.

By: _____

Name: Francis Conroy
Title: Interim Chief Financial Officer

SCHEDULE I

LIST OF ALL AFFILIATES AND ASSOCIATES OF GAMCO

1. Mario J. Gabelli

2. GGCP, Inc.

3. GGCP Holdings LLC

4. GAMCO Investors, Inc.

5. Associated Capital Group, Inc.

6. Gabelli Funds, LLC

7. GAMCO Asset Management Inc.

8. Teton Advisors, Inc.

9. Gabelli & Company Investment Advisers, Inc.

10. G.research, LLC

11. MJG Associates, Inc.

12. Gabelli Foundation, Inc.